CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)

Notes	$4,000,000	$122.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $436,290.60 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $122.80 offset against the registration fee due for this offering and of which $436,167.80 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 724 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 99-I dated October 4, 2007	Registration Statement No. 333-130051 Dated October 4, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,000,000 Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund due October 16, 2008

General

  The notes are designed for investors who seek a return of four times any depreciation of the iShares® MSCI Emerging Markets Index Fund up to the maximum total return on the notes of 36.50% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Final Share Price of the Index Fund increases, as compared to the Strike Price, by more than 7% on any trading day during the Monitoring Period, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 16, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 4, 2007 and are expected to settle on or about October 9, 2007. The pricing date, for purposes of these notes, is the day we determined the Downside Leverage Factor, the Maximum Total Return and the Maturity Date and, accordingly, reflects the day that the terms of the notes became final.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (“EEM”) (the “Index Fund”)
Downside Leverage Factor:	4
Payment at Maturity:

If the Final Share Price is less than the Strike Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Change multiplied by 4, subject to a Maximum Total Return on the notes of 36.50%. For example, if the Share Change is more than 9.125%, you will receive the Maximum Total Return on the notes of 36.50%, which entitles you to a maximum payment at maturity of $1,365 for every $1,000 principal amount note that you hold. Under these circumstances, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Change x 4)]

Your principal is protected against up to a 7% appreciation of the Index Fund at maturity if a Knock-Out Event has not occurred. If the Final Share Price increases from the Strike Price and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has increased, as compared to the Strike Price, by more than the Knock-Out Buffer Amount of 7%.

If the Final Share Price is greater than the Strike Price and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases beyond the Strike Price. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Share Change)]

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

If the Final Share Price increases from the Strike Price and a Knock-Out Event has occurred, the protection provided by the Knock-Out Buffer Amount of 7% will terminate and you could lose some or all of your investment at maturity.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Knock-Out Buffer Amount:	7%
Share Change:	Strike Price – Final Share Price Strike Price
Strike Price:	$150.50, which was the closing price of one share of the Index Fund on October 3, 2007.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date, times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 99-I for further information about these adjustments.

Observation Date:	October 14, 2008†
Maturity Date:	October 16, 2008†
CUSIP:	48123MAU6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 99-I.

Investing in the Bearish Knock-Out Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 99-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$12	$988

Total	$4,000,000	$48,000	$3,952,000

(1)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately $12.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $5.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-34 of the accompanying product supplement no. 99-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 4, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 99-I dated October 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 4, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 99-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 99-I dated October 4, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004268/e28724_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf  |

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance returns by multiplying the Share Change by the Downside Leverage Factor of 4, up to the Maximum Total Return on the notes of 36.50%, or $1,365 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against an increase in the Final Share Price, as compared to the Strike Price, of up to 7%, if a Knock-Out Event has not occurred. If, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund has increased, as compared to the Strike Price, by more than 7%, the protection provided by the Knock-Out Buffer Amount of 7% will terminate and for every 1% that the Final Share Price increases beyond the Strike Price, you will lose an amount equal to 1% of the principal amount of your notes.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see the information set forth under “The iShares® MSCI Emerging Markets Index Fund” in the accompanying product supplement no. 99-I.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which equity securities held by the Index Fund trade. If, taking into account the relevant weight of equity securities denominated in the relevant currencies, the U.S. dollar strengthens against these currencies, the net asset value of the Index Fund will decline and the payment at maturity, if any, may be increased. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 99-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 99-I dated October 4, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal per $1,000 principal amount note. The return on the notes at maturity is linked inversely to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Change is positive or negative. If the Final Share Price is greater than the Strike Price and a Knock-Out Event has occurred, the protection provided by the Knock-Out Buffer Amount of 7% will terminate and for every 1% that the Final Share Price increases beyond the Strike Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the closing price of one share of the Index Fund on any trading day during the Monitoring Period has increased from the Strike Price by more than the Knock-Out Buffer Amount of 7%, you will at maturity be fully exposed, on an inverse basis, to any appreciation in the Index Fund. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Share Price is greater than the Strike Price, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price increases beyond the Strike Price. You will be subject to this potential loss of principal even if the closing price of the Index Fund subsequently declines such that the Final Share Price is less than or equal to the Strike Price, or greater than the Strike Price by not more than 7%. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

JPMorgan Structured Investments — Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund	PS-1
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Final Share Price is less than the Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 36.50%, regardless of the depreciation in the Index Fund, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities denominated in such currencies in the Index Fund. If, taking into account such weighting, the U.S. dollar weakens against such currencies, the net asset value of the Index Fund will appreciate and the payment at maturity, if any, may be reduced.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the New York Stock Exchange (the “NYSE”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may select up to 10% of the Index Fund’s assets to be invested in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. Any such action could adversely affect the market price of the shares of the Index Fund and consequently the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED —The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the equity securities held by the Index Fund are denominated and the correlation between that rate and the price of shares of the Index Fund;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund	PS-2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Strike Price of $150.50, the Downside Leverage Factor of 4 and the Maximum Total Return on the notes of 36.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Share Price	Share Return (1)	Share Change	Note Total Return if Knock-Out Event Has Not Occurred (2)	Note Total Return if Knock-Out Event Has Occurred (3)

$316.05	110.000%	-110.000%	N/A	-100.00%
$301.00	100.000%	-100.000%	N/A	-100.00%
$270.90	80.000%	-80.000%	N/A	-80.00%
$248.33	65.000%	-65.000%	N/A	-65.00%
$225.75	50.000%	-50.000%	N/A	-50.00%
$210.70	40.000%	-40.000%	N/A	-40.00%
$195.65	30.000%	-30.000%	N/A	-30.00%
$180.60	20.000%	-20.000%	N/A	-20.00%
$165.55	10.000%	-10.000%	N/A	-10.00%
$161.04	7.000%	-7.000%	0.00%	-7.00%
$158.03	5.000%	-5.000%	0.00%	-5.00%
$150.50	0.000%	0.000%	0.00%	0.00%
$142.98	-5.000%	5.000%	20.00%	20.00%
$136.77	-9.125%	9.125%	36.50%	36.50%
$135.45	-10.000%	10.000%	36.50%	36.50%
$120.40	-20.000%	20.000%	36.50%	36.50%
$105.35	-30.000%	30.000%	36.50%	36.50%
$90.30	-40.000%	40.000%	36.50%	36.50%
$75.25	-50.000%	50.000%	36.50%	36.50%
$60.20	-60.000%	60.000%	36.50%	36.50%
$45.15	-70.000%	70.000%	36.50%	36.50%
$30.10	-80.000%	80.000%	36.50%	36.50%
$15.05	-90.000%	90.000%	36.50%	36.50%
$0.00	-100.000%	100.000%	36.50%	36.50%

(1)
The “Share Return” is equal to:
                                            Final Share Price – Strike Price
                                                           Strike Price
Please note that your payment at maturity, if any, will not be based on the Share Return. Instead, your payment at maturity, if any, will be based on the Share Change and on whether a Knock-Out Event has occurred.

(2)	The closing price of one share of the Index Fund is less than or equal to $161.04 on any trading day during the Monitoring Period.
(3)	The closing price of one share of the Index Fund is greater than $161.04 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The closing price of one share of the Index Fund declines from the Strike Price of $150.50 to a Final Share Price of $142.98. Because the Final Share Price of $142.98 is less than the Strike of $150.50 and the Share Change of 5% multiplied by 4 does not exceed the Maximum Total Return of 36.50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 4)] = $1,200

Example 2: The closing price of one share of the Index Fund increases from the Strike Price of $150.50 to a Final Share Price of $161.04 and a Knock-Out Event has not occurred. Because the Final Share Price of $161.04 is greater than the Strike Price of $150.50 and the closing price of one share of the Index Fund did not exceed $161.04 on any trading day during the Monitoring Period, a Knock-Out Event has not occurred and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund declines from the Strike Price of $150.50 to a Final Share Price of $120.40. Because the Final Share Price of $120.40 is less than the Strike Price of $150.50 and the Share Change of 20% multiplied by 4 exceeds the Maximum Total Return of 36.50%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,365 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund increases from the Strike Price of $150.50 to a Final Share Price of $180.60. Because the Final Share Price of $180.60 is greater than the Strike Price of $150.50 by more than the Knock-Out Buffer Amount of 7%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Example 5: The closing price of one share of the Index Fund increases from the Strike Price of $150.50 to a Final Share Price of $158.03 and a Knock-Out Event has occurred. Because the Final Share Price of $158.03 is greater than the Strike Price of $150.50 and because the closing price of one share of the Index Fund exceeded $161.04 on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred and the investor receives a payment at maturity of $950 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -5%) = $950

Example 6: The closing price of one share of the Index Fund increases from the Strike Price of $150.50 to a Final Share Price of $316.05. Because the Final Share Price of $316.05 is greater than the Strike Price of $150.50 by more than the Knock-Out Buffer Amount of 7%, resulting in a Share Change of -110%, a Knock-Out Event has occurred, and because the final payment at maturity per $1,000 note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund	PS-3

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI Emerging Markets Index Fund based on the weekly closing price of one share of the Index Fund from April 11, 2003 through September 28, 2007. The closing price of one share of the Index Fund on October 4, 2007 was $152.00. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that was paid on June 8, 2005. The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Index Fund on the Observation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

JPMorgan Structured Investments — Bearish Knock-Out Buffered Return Enhanced Notes Linked Inversely to the iShares® MSCI Emerging Markets Index Fund	PS-4